

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 20, 2017

<u>Via E-mail</u>
Sean Fallis
Chief Financial Officer
Silver Bull Resources, Inc.
777 Dunsmuir Street, Suite 1610
Vancouver, B.C.
V7Y 1K4 Canada

> **Re: Silver Bull Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 9, 2017**
> **File No. 333-221459**

Dear Mr. Fallis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Brian Boonstra
       Davis Graham & Stubbs LLP